                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*


                            Integrated Systems, Inc.
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    45812M104
                                 --------------
                                 (CUSIP Number)

                                Richard W. Kraber
                            Wind River Systems, Inc.
                      500 Wind River Way, Alameda, CA 94501
                                 (510) 748-4100
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 21, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 45812M104

1        NAME OF REPORTING PERSON

Wind River Systems, Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

94-2873391

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [_]          (b) [_]

3        SEC USE ONLY

4        SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e) [_]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

NUMBER OF                   7    SOLE VOTING POWER
SHARES                                   2,383,151
BENEFICIALLY
OWNED BY                    8    SHARED VOTING POWER
EACH                                     6,267,115
REPORTING
PERSON                      9    SOLE DISPOSITIVE POWER
                                         2,383,151

                           10    SHARED DISPOSITIVE POWER
                                         6,267,115


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,183,959 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.16%

14   TYPE OF REPORTING PERSON

CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Wind River Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the "Integrated Systems Common Stock"), of Integrated Systems, Inc., a California corporation ("Integrated Systems"). The principal executive offices of Integrated Systems are located at 201 Moffett Park Drive, Sunnyvale, CA 94089.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is Wind River Systems, Inc., a Delaware corporation ("Wind River"). Wind River develops, markets, supports and provides consulting services for advanced software operating systems and development tools that allow customers to create complex real-time software applications for embedded computers.

         (b) The address of the principal office and principal business of Wind River is 500 Wind River Way, Alameda, CA 94501.

         (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Wind River's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither Wind River nor, to Wind River's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither Wind River nor, to Wind River's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the directors and executive officers of Wind River named in Schedule I to this Schedule 13D are citizens of the United States, except for David G. Fraser, who is a citizen of Scotland; Graham Shenton, who is a citizen of England; Peter Richards, who is a citizen of Australia; and Kamran Sokhanvari, who is a citizen of Iran.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of Integrated Systems have entered into Voting Agreements and irrevocable proxies with Wind River as described in Item 4 and Item 5 of this Schedule 13D.

In addition, as described in Item 4 and Item 5 of this Schedule 13D, Integrated Systems has granted to Wind River an option pursuant to which Wind River has the right, upon the occurrence of certain events, to purchase from Integrated Systems up to 10% of the outstanding shares of Integrated Systems Common Stock before giving effect to the Option for $19.32 per share, (the "Option"). If Wind River were to exercise the Option in full, the funds required to purchase the shares of Integrated Systems Common Stock issuable upon such exercise would be approximately $46,042,477 (based on the number of shares of Integrated Systems Common Stock represented by Integrated Systems as outstanding as of October 21,
1999). It is currently anticipated that such funds would be provided from Wind River's working capital and/or by borrowings from sources yet to be determined.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of October 21, 1999 (the "Merger Agreement"), among Wind River, University Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Wind River ("Merger Sub"), and Integrated Systems, and subject to the conditions set forth therein (including the approval by the shareholders of Integrated Systems and Wind River), Merger Sub will be merged with and into Integrated Systems (the "Merger"), Integrated Systems will become a wholly owned subsidiary of Wind River and each share of Integrated Systems Common Stock will be converted into the right to receive a fraction of a share of Wind River Common Stock, $.001 par value per share ("Wind River Common Stock"), in accordance with the Merger Agreement. In addition, Wind River will assume outstanding options exercisable for Integrated Systems Common Stock on the terms set forth in Section 5.5 of the Merger Agreement. Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Wind River and Integrated Systems entered into the Option, and Wind River and the persons names on
         Schedule III to this Schedule 13D entered into Voting Agreements and irrevocable proxies.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.

         (c) Not applicable.

         (d) If the Merger is consummated, Integrated Systems will become a wholly owned subsidiary of Wind River, and Wind River will subsequently determine the size and membership of the Board of Directors of Integrated Systems and the officers of Integrated Systems.

         (e) None, other than a change in the number of outstanding shares of Integrated Systems Common Stock as contemplated by the Merger Agreement.

         (f) Upon consummation of the Merger, Integrated Systems will become a wholly owned subsidiary of Wind River.

         (g) Upon consummation of the Merger, the Articles of Incorporation of Integrated Systems will be in a form satisfactory to Wind River and Integrated Systems.

         (h) Upon consummation of the Merger, the Integrated Systems Common Stock will cease to be quoted on any quotation system or exchange.

         (i) Upon consummation of the Merger, the Integrated Systems Common Stock will become eligible for termination of registration pursuant to
         Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, Wind River currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Wind River reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Voting Agreements and the irrevocable proxies, Wind River has shared power to vote an aggregate of 6,267,115 shares of Integrated Systems Common Stock for the limited purpose of voting in favor of the approval of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement. The shareholders of Integrated Systems who are parties to the Voting Agreements and irrevocable proxies retained the right to vote their shares of Integrated Systems Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 25.57% of the issued and outstanding shares of Integrated Systems Common Stock as of October 21, 1999. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

         Under the Option, Wind River has the right to acquire the shares of Integrated Systems Common Stock under certain specified circumstances. If the Option were to become exercisable, Wind River would be entitled to purchase (subject to receipt of any necessary regulatory approvals) up to 10% of the outstanding shares of Integrated Systems Common Stock before giving effect to the Option, for $19.32 per share. Based on the number of shares of Integrated Systems Common Stock represented as outstanding as of October 21, 1999, the maximum number of shares for which the option is exercisable would be 2,383,151 shares of Integrated Systems Common Stock. If Wind River were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option, sole power to direct the disposition of, the shares of Integrated Systems Common Stock covered thereby. Because the Option will not be exercisable unless and until certain specified events occur, Wind River disclaims beneficial ownership of any shares of Integrated Systems Common Stock subject to the Option. The description contained in this Item 5 of the transactions contemplated by the Option is qualified in its entirety by reference to the full text of the Option, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

         Also in connection with the Merger Agreement, each affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of Integrated Systems (individually an "Affiliate" and collectively, the "Affiliates") entered into an Affiliate Agreement with Wind River, dated as of October 21, 1999 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to Section 2(a) thereof, each Affiliate has agreed that, during the period from 30 days preceding the closing of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Wind River and Integrated Systems have been published by Wind River (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Integrated Systems (including any additional shares of capital stock of Integrated Systems acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Integrated Systems, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Wind River (including any additional shares of capital stock of Wind River acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of Wind River. The Affiliates have also agreed, pursuant to Section 2 of the Affiliate Agreements, not to transfer any Wind River Common Stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the Form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

To Wind River's knowledge, no shares of Integrated Systems Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Wind River shares the power to vote or to direct the vote or to dispose or direct the disposition of Integrated Systems Common Stock.

During the past five years, to Wind River's knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Wind River's knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Wind River's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

         (c) Neither Wind River, nor, to Wind River's knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in Integrated Systems Common Stock during the past 60 days, except as disclosed herein.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Wind River's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Integrated Systems, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.     DESCRIPTION
-----------     -----------
99.1            Agreement and Plan of Merger and Reorganization, dated as of
                October 21, 1999, by and among Wind River Systems, Inc., a
                Delaware corporation, University Acquisition Corp., a Delaware corporation, and Integrated Systems, Inc., a California
                corporation.

99.2 Form of Voting Agreement, dated as of October 21, 1999, a substantially similar version of which has been executed by Naren Gupta, Vinita Gupta, Charles M. Boesenberg, James E.
                Challenger, Jean Claude Sarner, William C. Smith, Scot
                Morrison, Martin A. Caniff, Joseph Addiego, Richard C.
                Murphy, Thomas Kailath, Michael A. Brochu and John C. Bolger.

99.3 Option Agreement, dated as of October 21, 1999 by and between Wind River Systems, Inc., a Delaware corporation, and
                Integrated Systems, Inc., a California corporation.

99.4 Form of Affiliate Agreement, dated as of October 21, 1999, a substantially similar version of which has been executed by each of Naren Gupta, Vinita Gupta, Charles M.
                Boesenberg, James E. Challenger, Jean Claude Sarner,
                William C. Smith, Scot Morrison, Martin A. Caniff, Joseph
                Addiego, Richard C. Murphy, Thomas Kailath, Michael A. Brochu and John C. Bolger.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      November 1, 1999        WIND RIVER SYSTEMS, INC.

                                   By: /s/ Richard W. Kraber
                                   -------------------------

                                        Richard W. Kraber
                                        Vice President, Chief Financial Officer

                                   SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTOR OF WIND RIVER

NAME                                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                     ----------------------------------
Thomas St. Dennis                        President and Chief Executive Officer

Jerry L. Fiddler                         Chairman of the Board

Richard W. Kraber                        Vice President of Finance and Chief Financial Officer

David G. Fraser                          Vice President and General Manager, Wind River Networks

Graham D. Shenton                        Managing Director, Europe

Curtis B. Schacker                       Vice President of Marketing

Peter J. Richards                        Vice President of Sales

John Fogelin                             Vice President of Platform Engineering

Kamran Sokhanvari                        Vice President of Customer Services

Marla Ann Stark                          Vice President of Intellectual Property and Legal Affairs

All individuals named in the above table are employed by Wind River Systems, Inc. The address of Wind River's principal executive office is 500 Wind River Way, Alameda, CA 94501.

                             SCHEDULE I (CONTINUED)

                      NON-EMPLOYEE DIRECTORS OF WIND RIVER

                                                                           NAME AND ADDRESS OF CORPORATION OR OTHER
NAME                       PRINCIPAL OCCUPATION OR EMPLOYMENT              ORGANIZATION IN WHICH EMPLOYED
----                       ----------------------------------              ------------------------------
Ronald A. Abelmann         Consultant                                           Self Employed
                                                                                242 St. Paul Drive
                                                                                Alamo, CA 94507

William B. Elmore          General Partner                                      Foundation Capital
                                                                                70 Willow Road
                                                                                Menlo Park, CA 94025-3652

David B. Pratt             President and Chief Executive                        FlashPoint Technology, Inc.
                                                                                152 N. Third Street, Suite 800
                                                                                San Jose, CA 95112

Grant N. Inman             President                                            Inman Investment Management
                                                                                4 Orinda Way, Bldg D, Suite 15
                                                                                Orinda, CA 94563

                                   SCHEDULE II

                                                                                    PERCENTAGE OF OUTSTANDING
                                        NUMBER OF SHARES OF INTEGRATED              SHARES OF INTEGRATED SYSTEMS
                                        SYSTEMS COMMON STOCK                        COMMON STOCK AS OF
VOTING AGREEMENT SHAREHOLDER            BENEFICIALLY OWNED                          OCTOBER 21, 1999
----------------------------            ------------------                          ----------------

Naren and Vinita Gupta                       4,809,665                                    20.1%

Charles M. Boesenberg                          181,000                                     0.8%

James E. Challenger                                 --                                      --

Jean Claude Sarner                              44,748                                     0.2%

William C. Smith                                41,666                                     0.2%

Scot Morrison                                   48,964                                     0.2%

Martin A. Caniff                                17,124                                     0.1%

Joseph Addiego                                 180,708                                     0.8%

Richard C. Murphy                               47,395                                     0.2%

Thomas Kailath                                 833,682                                     3.5%

Michael A. Brochu                                8,083                                    0.03%

John C. Bolger                                  54,080                                     0.2%

                                  SCHEDULE III

VOTING AGREEMENT                    PRINCIPAL OCCUPATION OR                     NAME AND ADDRESS OF CORPORATION OR OTHER
SHAREHOLDER                         EMPLOYMENT                                  ORGANIZATION IN WHICH EMPLOYED
-----------                         ----------                                  ------------------------------
Naren Gupta                         Chairman of the Board                       Integrated Systems
                                                                                201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

Vinita Gupta                        President and Chief Executive Officer       Digital Link Corp.
                                                                                217 Humboldt Ct
                                                                                Sunnyvale, CA 94089

Charles M. Boesenberg               President and Chief Executive Officer       Integrated Systems
                                                                                201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

James E. Challenger                 Chief Technology Officer and Director       Integrated Systems
                                                                                201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

Jean Claude Sarner                  Vice President and General Manager,         Integrated Systems
                                    Embedded Platforms Group                    201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

William C. Smith                    Vice President of Finance and               Integrated Systems
                                    Chief Financial Officer                     201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

Scot Morrison                       Vice President and General Manager,         Integrated Systems
                                    Design Automation Solutions                 201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

Martin A. Caniff                    President, Doctor Design                    Integrated Systems
                                                                                10505 Sorrento Valley Road, #1
                                                                                San Diego, CA 92121-1608

Joseph Addiego                      Vice President, Worldwide Sales             Integrated Systems
                                    and Services                                201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

Richard C. Murphy                   Director and Business Consultant            Integrated Systems
                                                                                201 Moffett Park Drive
                                                                                Sunnyvale, CA 94089

Thomas Kailath                      Professor of Engineer                       School of Engineering
                                                                                Stanford University
                                                                                Stanford, CA 94305

Michael A. Brochu                   President and Chief Executive Officer       Primus, Inc.
                                                                                1601 Fifth Ave, Suite 1900
                                                                                Seattle, WA 98101

John C. Bolger                      Retired Chief Financial Officer             CISCO Systems
                                                                                2464 Embarcadero Way
                                                                                Palo Alto, CA 94301

                                  EXHIBIT INDEX

                                                                                                  SEQUENTIALLY
                                                                                                   NUMBERED
EXHIBIT NO.                                            DESCRIPTION                                   PAGE
-----------                                            -----------                                   ----
99.1              Agreement and Plan of Merger and Reorganization, dated as of
                  October 21, 1999, by and among Wind River Systems, Inc., a
                  Delaware corporation, University Acquisition Corp., a Delaware corporation, and Integrated Systems, Inc., a California
                  corporation.

99.2.1            Form of Voting Agreement, dated as of October 21, 1999, a
                  substantially similar version of which has been executed by
                  Naren Gupta, Vinita Gupta, Charles M. Boesenberg,
                  James E. Challenger, Jean Claude Sarner, William C. Smith,
                  Scot Morrison, Martin A. Caniff, Joseph Addiego,
                  Richard C. Murphy, Thomas Kailath, Michael A. Brochu and John C. Bolger.

99.3 Option Agreement, dated as of October 21, 1999 by and between Wind River Systems, Inc., a Delaware corporation, and
                  Integrated Systems, Inc., a California corporation.

99.4              Form of Affiliate Agreement, dated as of October 21, 1999, a substantially similar version of which has been executed by each of
                  Naren Gupta, Vinita Gupta, Charles M. Boesenberg,
                  James E. Challenger, Jean Claude Sarner, William C. Smith,
                  Scot Morrison, Martin A. Caniff, Joseph Addiego,
                  Richard C. Murphy, Thomas Kailath, Michael A. Brochu and John C. Bolger.